
July 22, 2022

Andross Chan
Chief Executive Officer
Graphex Group Ltd
11/F COFCO Tower
262 Gloucester Road
Causeway Bay, Hong Kong

> **Re: Graphex Group Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed July 11, 2022**
> **File No. 333-263330**

Dear Mr. Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2022 letter.

Form F-1 filed July 11, 2022

Prospectus Summary, page 1

1. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

Exhibits

2. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibit 10. 9 is not in text-searchable format.

3. In your response letter dated February 4, 2022 you stated that you would file as exhibits

your agreements that reflect your profit guarantee arrangements for the acquisition of your graphene products business. Please file those agreements as exhibits.

    You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing